Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 27, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10804
FT High Income Municipal Model Portfolio, Series 3
(the “Trust”)
CIK No. 1970988 File No. 333-271799

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states that one factor considered to determine ETF allocations is “default rates of issuers (prioritizing ETFs that hold securities with lower rates of default).” Please explain how this metric is measured.

Response:The Trust notes that the Committee considers the trailing 12-month default rate for high yield securities categorically and prioritizes ETFs holding securities with lower rates of default. The disclosure will be revised accordingly.

2.The Staff notes that the High Yield Securities Risk factor includes disclosure relating to distressed debt securities. Please clarify whether the ETFs held by the Trust purchase defaulted securities or just securities of distressed companies.

Response:The Trust notes that the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure and certain of the Funds held by the Trust invest in high yield securities, which may include distressed debt securities. Because the Trust only has exposure to the Funds, which may have exposure to securities of distressed companies, the Trust believes the disclosure is accurate as currently presented and respectfully declines to add any additional disclosure.

Risk Factors

3.If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdiction experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon